Preston Weir · 3rd

Chief Technology Officer at BlueStar SeniorTech

Rockville, Maryland, United States · 43 connections ·

Contact info

BlueStar SeniorTech

Boston University

Experience

Chief Technology Officer
BlueStar SeniorTech · Full-time
Jan 2017 – Present · 4 yrs

VP / Administration
BlueStar HonorCare · Full-time
Oct 2015 – Jan 2017 · 1 yr 4 mos
Rockville, Maryland, United States

Analyst
Blue Star Service Solutions, Inc. · Full-time
Aug 2013 – Sep 2015 · 2 yrs 2 mos

Education

Boston University
BA
2008 – 2012